    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 8, 1999



                                                      REGISTRATION NO. 333-86153

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--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                                 ALPHARMA INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

              DELAWARE                                                                 22-2095212
  (STATE OR OTHER JURISDICTION OF                                                   (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)                                                 IDENTIFICATION NO.)

                              ONE EXECUTIVE DRIVE
                           FORT LEE, NEW JERSEY 07024
                           TELEPHONE: (201) 947-7774
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
            INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL OFFICES)

                                ROBERT F. WROBEL
                     VICE PRESIDENT AND CHIEF LEGAL OFFICER
                                 ALPHARMA INC.
                              ONE EXECUTIVE DRIVE
                           FORT LEE, NEW JERSEY 07024
                           TELEPHONE: (201) 947-7774
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                    COPY TO:

                               GLEN E. HESS, P.C.
                                KIRKLAND & ELLIS
                                CITICORP CENTER
                              153 EAST 53RD STREET
                            NEW YORK, NEW YORK 10022
                                 (212) 446-4800

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
                            ------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]
                            ------------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

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--------------------------------------------------------------------------------

                             SUBJECT TO COMPLETION

                  PRELIMINARY PROSPECTUS DATED OCTOBER 8, 1999

Prospectus
--------------------------------------------------------------------------------

$166,825,000


[ALPHARMA LOGO]
3% CONVERTIBLE SENIOR SUBORDINATED NOTES DUE 2006
--------------------------------------------------------------------------------

BACKGROUND

- On June 2, 1999 we issued $170,000,000 worth of notes that are convertible into shares of our Class A common stock.

THIS PROSPECTUS

- Under the prospectus, the noteholders listed on pages 32 through 35 may offer to sell all or a portion of their notes, totaling up to $160,119,000 worth of notes and up to 4,986,573 shares of our Class A common stock into which those notes are convertible.

CONVERSION

- The Notes are convertible into 31.1429 shares of our Class A common stock, par value $.20 per share, per $1,000 of initial principal amount of Notes, subject to adjustment in certain circumstances. This rate results in an initial conversion price of $32.11 per share, or a 25% premium to the closing price of $25.6875 of our Class A common stock on the New York Stock Exchange on May 27, 1999. The number of shares into which a Note is convertible will not be adjusted for the accretion of principal or for accrued interest.

INTEREST

- We will pay cash interest of 3% per annum on the Notes on June 1 and December 1 of each year, commencing December 1, 1999, calculated based on the initial principal amount of the Notes.

MATURITY AND YIELD

- The Notes will mature on June 1, 2006 at a price of 134.104% of the initial principal amount. The payment of the principal amount of the Notes at maturity, together with cash interest paid over the term of the Notes, will yield an investor who holds a Note from the initial issuance date until maturity 6 7/8% per annum, calculated on a semi-annual basis.

RANKING

- The Notes are subordinated to all of our existing and future senior indebtedness and structurally subordinated to all of our subsidiaries' obligations, including trade payables. As of June 30, 1999, we had approximately $415 million of consolidated indebtedness and other obligations effectively ranking senior to the Notes.

- The Notes rank senior to our convertible subordinated notes due 2005, of which $192.8 million were outstanding as of June 30, 1999.

CHANGE IN CONTROL

- If we experience a change in control, we must offer to repurchase the Notes at the prices described herein, together with accrued and unpaid cash interest, if any, to the date of repurchase.

REDEMPTION

- After June 16, 2002, we may at our option redeem the Notes at the redemption prices described herein, together with accrued and unpaid cash interest, if any, to the date of redemption.

- The Notes are not entitled to any mandatory redemption or sinking fund.

LISTING AND TRADING

- The Class A common stock is listed on the New York Stock Exchange under the symbol "ALO."

- The Notes are eligible for trading in the PORTAL Market of the National Association of Securities Dealers, Inc.

                           -------------------------

SEE "RISK FACTORS" BEGINNING ON PAGE 2 FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER BEFORE INVESTING IN THE NOTES.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement covering them has been declared effective by the SEC. This preliminary prospectus is not an offer to sell these securities and are we not soliciting offers to buy these securities in any state where the offer or sale is not permitted.
    PRICE: 100% OF THE INITIAL PRINCIPAL AMOUNT PLUS ACCRUED AND UNPAID CASH
                                    INTEREST
                The date of this prospectus is           , 1999.

                           -------------------------
                               TABLE OF CONTENTS


                                  PAGE
                                  ----
Forward-looking Statements......    i
Where You Can Find More
  Information...................    i
Incorporation by Reference......    i
Our Company.....................    1
Risk Factors....................    3
Use of Proceeds.................    9
Ratio of Earnings to Fixed
  Charges.......................    9
Capitalization..................   10



                                  PAGE
                                  ----
Description of Notes............   11
Description of Capital Stock....   22
Certain United States Federal
  Income Tax Consequences.......   23
Selling Securityholders.........   32
Plan of Distribution............   38
Legal Matters...................   39
Experts.........................   39


                           -------------------------

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains "forward-looking statements," or statements that are based on current expectations, estimates, and projections rather than historical facts. We offer these forward-looking statements in reliance on the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may prove, in hindsight, to have been inaccurate because of risks and uncertainties that are difficult to predict. Many of the risks and uncertainties that we face are included under the captions "Risk Factors."

     We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy these reports, statements and other information at the SEC's public reference rooms at:

     - Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549;

     - Seven World Trade Center, 13th Floor, New York, New York 10048; and

     - Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

     Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the SEC.

     Our SEC filings can also be reviewed by accessing the SEC's Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information.

     In addition, our class A common stock is traded on the New York Stock Exchange and reports, proxy and information statements and other information about us can also be inspected at our offices at One Executive Drive, Fort Lee, New Jersey 07024.

                           INCORPORATION BY REFERENCE

     We have filed the following documents with the Securities and Exchange Commission. These documents are incorporated herein by reference as of their respective dates of filing and shall be deemed to be a part of this prospectus:

     1. Our Annual Report on Form 10-K for the year ended December 31, 1998.

     2. Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999 and June 30, 1999 and Form 10Q/A for the quarter ended June 30, 1999.


     3. Our Current Reports on Form 8-K dated February 23, 1999, June 17, 1999 and July 2, 1999 and on Form 8-K/A dated August 30, 1999.


     All documents and reports which we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus are also incorporated by reference in this prospectus and will be deemed a part of this prospectus from the date of filing of the document or report.

     Statements contained in documents incorporated or deemed to be incorporated by reference after the date of this prospectus will modify statements in any other subsequently filed documents to the extent the new information differs from the old information. Any statements modified or superseded will no longer constitute a part of this prospectus in their original form.

     We will provide you without charge, upon request, with a copy of any or all of the documents referred to above which have been or may be incorporated in the prospectus by reference, other than exhibits to such documents unless the exhibits themselves are specifically incorporated by reference. Requests for such copies should be directed to Alpharma Inc., One Executive Drive, Fort Lee, New Jersey 07024, Attention: Investor Relations Department (telephone number:
(201) 947-7774).

                                  OUR COMPANY

     We are a multinational pharmaceutical company that develops, manufactures and markets specialty human pharmaceutical and animal health products. We manufacture and market approximately 620 pharmaceutical products for human use and 40 animal health products. We conduct our business in more than 60 countries and have approximately 3,200 employees at 40 sites in 22 countries. For the year ended December 31, 1998, we generated revenue of over $600 million and operating income of $65 million.

     Our human pharmaceutical business is the largest manufacturer and marketer of generic liquid and topical pharmaceuticals in the U.S. In addition, we have leading and expanding positions internationally, especially in Europe, where we have leading positions in branded generic in the Nordic countries and a substantial generic pharmaceutical market presence in the UK, Netherlands, Germany and France, through recent acquisitions. Further, through our fine chemicals division, we are the world's leading producer of bacitracin, bacitracin zinc and polymixin, which are important pharmaceutical grade antibiotics. Our human pharmaceutical business generated approximately $420 million of revenue, or approximately 70% of or total revenues, for the year ended December 31, 1998. On June 18, 1999 we acquired Isis Pharma and Isis Puren, the German generic businesses of Schwarz Pharma AG. The acquisition consisted of sales personnel, product registrations, patents and trademarks. Isis had 1998 revenues in Germany of approximately $75 million and has about 200 employees, of which 140 are in the sales force. Schwarz Pharma has agreed to continue to supply some of the more substantial Isis products for a period of four years and all remaining products for one year. Approximately 80% of Isis' sales consist of cardiovascular products. The most important product of Isis is the cardiovascular drug Pentalong(TM).

     Our animal health business is a leading provider of animal feed additives for the poultry and swine industries, as well as vaccines for the aquaculture industry. We are the market leader in the manufacture and sale of bacitracin-based feed additives sold under the trade names BMD(R) and Albac. In addition, we believe that we have a significant market share with several other of our feed additives, including those sold under our Deccox and 3-Nitro(R) brands. In aquatic animal health, we believe we are a leader in the development, manufacture and marketing of vaccines for use in immunizing farmed fish against disease. Our animal health business generated approximately $185 million of revenue, or approximately 30% of our total revenues, for the year ended December 31, 1998.

     We were originally organized as A.L. Laboratories, Inc., a wholly owned subsidiary of Apotheketnes Laboratorium A.S., a Norwegian healthcare company, the predecessor company to A.L. Industrier AS. In 1994, we acquired the complementary human pharmaceutical and animal health business of our parent company and subsequently changed our name to Alpharma Inc. to operate worldwide as one corporate entity.

     Our principal executive offices are located at One Executive Drive, Fort Lee, New Jersey 07024.


RECENT DEVELOPMENTS



     On September 2, 1999, our Animal Health Division acquired I.D. Russell Company, Laboratories, a privately held manufacturer of animal health products based in Longmont, Colorado, for approximately $20.0 million in cash. The acquisition consisted of personnel, product registrations, trademarks and manufacturing facilities. I.D. Russell had 1998 annual revenues of approximately $15.0 million in the US and has about 35 employees. The manufacturing facility is FDA approved and we expect it to become the key location for manufacture of all our soluble animal health products. Around 60% of I.D. Russell current sales are in antibiotic products.



     On September 28, 1999, we announced that Mr. Gert W. Munthe, our President and Chief Executive Officer informed the Board of Directors that he wishes to leave Alpharma by the end of this year and that the Board accepted the wishes of Mr. Munthe. We intend to appoint a successor to Mr. Munthe as soon as possible.



     On September 23, 1999, our Animal Health Division acquired the exclusive worldwide license for REPORCIN porcine somatotropin (PST). At the same time, we also acquired Southern Cross Biotech, Pty Ltd., the manufacturer and marketer of REPORCIN. PST is a naturally occurring protein produced in the pituitary of pigs that controls growth. PST directs nutrients toward the production of lean meat instead of fat. The exclusive worldwide license for REPORCIN is for technology for the production of a commercial version of PST that duplicates naturally occurring PST. REPORCIN is currently licensed for use in Australia, New Zealand, Malaysia and Indonesia.



     Alpharma paid approximately $14.0 million in cash for the assets of Southern Cross and the rights to the countries in which REPORCIN is already licensed. Under the terms of the license agreement additional cash payments will be made as licenses are secured in the United States and each of the 13 other countries in which we initially intend to pursue commercialization. Total additional payments will approximate $65.0 million if all country approvals are received.

                                  RISK FACTORS

     You should carefully consider the following risks as well as other information contained in this prospectus before deciding to invest in the notes.

OUR SUBSTANTIAL INDEBTEDNESS COULD LIMIT OUR ABILITY TO OBTAIN ADDITIONAL FINANCING, LIMIT OUR OPERATING FLEXIBILITY AND MAKE US MORE VULNERABLE TO ECONOMIC DOWNTURNS.

     As of June 30, 1999, we had total outstanding long-term indebtedness of approximately $600 million, or approximately 69% of our total capitalization. In addition, we had $93 million of availability under our revolving credit facility and short-term European line, subject to the satisfaction of the financial tests and maintenance of the financial ratios we describe in this document and our other public filings. These tests and covenants include an interest coverage ratio, total debt to EBITDA and equity to asset ratio. This level of indebtedness could:

     - limit our ability to obtain additional financing

     - limit our operating flexibility as a result of covenants contained in our credit facility

     - make us more vulnerable to economic downturns and

     - limit our ability to pursue other business opportunities.

     Also, we are vulnerable to fluctuations in interest rates since approximately $294 million of our debt at June 30, 1999 was at variable interest rates. We believe that we are more leveraged than many of our competitors.

     Our acquisition of the Isis Group resulted in an equity to total asset ratio under our revolving credit facility of 24.5% as of June 30, 1999. A ratio of below 25% requires an increase in the interest rate margin under our revolving credit facility of .75%. We are required to increase the equity to total asset ratio under our revolving credit facility to at least 25% by December 18, 1999. A failure to meet this minimum ratio by December 18, 1999 would constitute an event of default under our revolving credit facility and would have a material adverse effect on us.

POTENTIAL ACQUISITIONS MAY REDUCE OUR EARNINGS, BE DIFFICULT TO INTEGRATE INTO OUR COMPANY AND REQUIRE ADDITIONAL FINANCING.

     We search for and evaluate acquisitions which will provide new product and market opportunities, leverage existing assets and add critical mass. Acquisitions commonly involve risks and may have a material effect on our results of operations. Any acquisitions we make may fail to accomplish our strategic objectives, may not be successfully integrated with our operations and may not perform as expected. In addition, based on current acquisition prices in the pharmaceutical industry, acquisitions could initially be dilutive to our earnings and add significant intangible assets and related goodwill amortization charges. Our acquisition strategy will require additional debt or equity financing, resulting in additional leverage and dilution of ownership, respectively. We may not be able to finance acquisitions on terms satisfactory to us.

WE ARE SUBJECT TO GOVERNMENT REGULATIONS THAT INCREASE OUR COSTS AND COULD PREVENT US FROM MARKETING OR SELLING SOME OF OUR PRODUCTS IN CERTAIN COUNTRIES.

     The research, development, manufacturing and marketing of our products are subject to extensive government regulation. Government regulation includes inspection of and controls over testing, manufacturing, safety, efficacy, labeling, record keeping, sale and distribution of pharmaceutical products. The U.S. and other governments regularly review manufacturing operations. Noncompliance with applicable requirements can result in fines, recall or seizure of products, suspension of production and debarment of individuals or our company from obtaining new drug approvals. Government regulation substantially increases the cost of manufacturing, developing and selling our products.

     We have filed applications to market our products with the United States Food and Drug Administration and other regulatory agencies both in the U.S. and internationally. The timing of receipt of approvals of these applications can significantly affect future revenues and income. This is particularly significant with respect to human pharmaceuticals at the end of third parties' patent protection. There can be no assurance that we will obtain new product approvals in a timely manner, if ever. Failure to obtain approvals, or to obtain them when expected, could have a material adverse effect on our business. We also have affiliations, license agreements and other arrangements with companies, such as Ascent Pediatrics, Inc., which arrangements depend on regulatory approvals sought by such companies.


     The European Union and five non-EU countries have banned the use of bacitracin zinc, a feed antibiotic growth promoter, in livestock feeds effective July 1, 1999. Our initial effort to reverse this action by means of a court injunction from the Court of First Instance of the European Court was denied. We are making further attempts to reverse or limit this action, with particular emphasis on political means. Although we may not succeed, we believe that strong scientific evidence exists to refute the EU position. In addition, other countries are considering a similar ban. If the loss of bacitracin zinc sales is limited to the European Union and those countries that have already taken similar action, we do not anticipate a material adverse effect. If either (a) other countries more important to our sales of bacitracin-based products ban these products or (b) the European Union (or countries or customers within the EU) acts to prevent the importation of meat products from countries that allow the use of bacitracin-based products, we could be materially affected. Specifically the loss of the U.S. market for our bacitracin based products would be materially adverse to us. We cannot predict whether the present bacitracin zinc ban will be expanded.


OUR FOREIGN OPERATIONS ARE SUBJECT TO ADDITIONAL ECONOMIC AND POLITICAL RISKS.

     Our foreign operations are subject to currency exchange fluctuations and restrictions, political instability in some countries, and uncertainty as to the enforceability of, and government control over, commercial rights.

     Some of our foreign operations, particularly in Indonesia where we have a manufacturing facility and Brazil where we have recently added significant sales, are being affected by the wide currency fluctuations and decreased economic activity in these regions and, in the case of Indonesia, by social and political unrest. While our present exposure to economic factors in these regions is not material, they are important areas for anticipated future growth.

     We sell products in many countries that are recognized to be susceptible to significant foreign currency risk. These products are generally sold for U.S. dollars, which eliminates the direct currency risk but increases credit risk if the local currency devalues significantly and it becomes more difficult for customers to purchase U.S. dollars required to pay us. Recent acquisition in Europe may increase the foreign currency risk.

OUR OPERATING RESULTS HAVE VARIED IN THE PAST AND MAY CONTINUE TO DO SO.

     Our businesses and may experience variations in revenues and net income as a result of many factors, including acquisitions, delays in the introduction of new products, success or failures of strategic alliances and joint ventures, management actions and the general conditions of the pharmaceutical and animal health industries.

MANY OF OUR COMPETITORS HAVE MORE RESOURCES THAN WE HAVE.

     All of our businesses operate in highly competitive markets and many of our competitors are substantially larger and have greater financial, technical and marketing resources. As a result, we may be at a disadvantage in our ability to develop and market new products to meet competitive demands.

WE HAVE BEEN AND WILL CONTINUE TO BE AFFECTED BY THE COMPETITIVE AND CHANGING NATURE OF THE PHARMACEUTICAL INDUSTRY.

     Our U.S. generic pharmaceutical business has historically been subject to intense competition. As patents and other bases for market exclusivity expire, prices typically decline as generic competitors enter the marketplace. Normally, there is a further unit price decline as the number of generic competitors increases. The timing of these price decreases is unpredictable and can result in a significantly curtailed period of profitability for a generic product. In addition, brand-name manufacturers frequently take actions to prevent or discourage the use of generic equivalents through marketing and regulatory activities and litigation.

     Generic pharmaceutical market conditions in the U.S. were further exacerbated in the second half of 1996 by a fundamental shift in industry distribution, purchasing and stocking patterns resulting from increased importance of sales to major wholesalers and a concurrent reduction in sales to private label generic distributors. We believe that this trend continues to date. Wholesaler programs generally require lower prices on products sold, lower inventory levels kept at the wholesaler and fewer manufacturers selected to provide products to the wholesaler's own marketing programs.

     The factors which have adversely affected the U.S. generic pharmaceutical industry may also affect some or all of the markets in which the international pharmaceutical division operates. In addition, in Europe we are encountering price pressure from parallel imports of identical products from lower priced markets under EU laws of free movement of goods. Parallel imports could lead to lower volume growth. In addition, in Europe we are encountering price pressure from imports of identical products from lower priced markets under EU laws of free movement of goods. Both parallel imports and governmental cost containment could create downward pressure on prices in certain product and geographical market areas including the Nordic countries where we have significant sales.

     It is difficult for us to respond to competitive challenges because of the significance of relatively few major customers, such as large wholesalers and chain stores, a rapidly changing market and uncertainty of timing of new product approvals.

FUTURE INABILITY TO OBTAIN RAW MATERIALS OR PRODUCTS FROM CONTRACT MANUFACTURERS COULD SERIOUSLY AFFECT OUR OPERATIONS.

     We currently purchase many of our raw materials and other products are from single domestic or foreign suppliers. Although we have not experienced difficulty to date, we may experience supply interruptions in the future and may have to obtain substitute materials or products. If we had to obtain substitute materials or products, we would require additional regulatory approvals. Any significant interruption of supply could have a material adverse effect on our operations.

OUR BUSINESS IS AFFECTED BY THE POLICIES OF THIRD-PARTY PAYORS, SUCH AS INSURERS AND MANAGED CARE ORGANIZATIONS.

     Our commercial success with respect to generic products will depend, in part, on the availability of adequate reimbursement from third-party health care payors, such as government and private health insurers and managed care organizations. Third-party payors are increasingly challenging the pricing of medical products and services and their reimbursement practices may prevent us from maintaining our present product price levels. In addition, the market for our products may be limited by third-party payors who establish lists of approved products and do not provide reimbursement for products not listed.

SOME OF OUR PRODUCTS MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS.

     Continuing studies are being conducted by the industry, government agencies and others. These studies increasingly employ sophisticated methods and techniques and can call into question the utilization, safety and efficacy of previously marketed products and have given rise to claims for damages from previous users. Our business could be harmed by such actions.

THE NOTES ARE EFFECTIVELY SUBORDINATED TO OUR SENIOR INDEBTEDNESS AND ALL LIABILITIES OF OUR SUBSIDIARIES.

     The notes are subordinated in right of payment to all of our existing and future senior indebtedness, and are structurally subordinated to all liabilities, including trade payables of our subsidiaries. As of June 30, 1999, we had approximately $415 million of consolidated indebtedness and other obligations effectively ranking senior to the notes. The indenture governing the notes does not restrict the incurrence of senior indebtedness or our other debt or that of our subsidiaries. By reason of such subordination, in the event of the insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of our business, our assets will be available to pay the amounts due on the notes only after all senior indebtedness has been paid in full, and, therefore, there may not be sufficient assets remaining to pay amounts due on any or all of the notes then outstanding. See "Description of Notes -- Subordination of Notes."

     Our ability to meet our cash obligations in the future will be dependent upon the ability of our subsidiaries to make cash distributions to us. The ability of our subsidiaries to make these distributions is and will continue to be restricted by, among other limitations, applicable provisions of governing law and contractual provisions. The indenture governing the notes does not limit the ability of our subsidiaries to incur such restrictions in the future. Our right to participate in the assets of any subsidiary (and thus the ability of holders of the notes to benefit indirectly from such assets) is generally subject to the prior claims of creditors, including trade creditors, of that subsidiary except to the extent that we are recognized as a creditor of such subsidiary, in which case our claim would still be subject to any security interest of other creditors of such subsidiary. The notes, therefore, are structurally subordinated to creditors, including trade creditors, of our subsidiaries with respect to the assets of the subsidiaries against which such creditors have a claim.

OUR RELATIONSHIP WITH OUR CONTROLLING STOCKHOLDER COULD LEAD TO CONFLICTS OF INTEREST.

     A.L. Industrier AS, or Industrier, is the beneficial owner of 100% of the outstanding shares of the Class B common stock. Industrier also owns $67.8 million of our 5 3/4% convertible subordinated notes due 2005 which are convertible into Class B common stock. As a result of its ownership, Industrier controls Alpharma and is presently entitled to elect two-thirds of the members of our board of directors. Einar Sissener, Chairman of the Board and Chairman of the Office of the Chief Executive of Alpharma, controls a majority of Industrier's outstanding shares and is Chairman of Industrier. In addition, Mr. Sissener beneficially owns 338,668 shares of Class A common stock. Gert Munthe, President and Chief Executive Officer of Alpharma, is the son-in-law of Mr. Sissener and a director of Industrier.

     Alpharma and Industrier engage in various transactions from time to time, and conflicts of interest are present with respect to the terms of such transactions. All contractual arrangements between Alpharma and Industrier are subject to review by, or ratification of, a committee of our board of directors consisting of one or more directors who are unaffiliated with Industrier, as to the fairness of the terms and conditions of such arrangements to Alpharma.

THE MARKET PRICE OF OUR COMMON STOCK MAY BE HIGHLY VOLATILE BECAUSE OF INTERNAL AND EXTERNAL FACTORS.

     The stock market has from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. In addition, the market price of our Class A common stock, like the stock prices of many publicly traded pharmaceutical companies, has been and may continue to be highly volatile. The sale by our major shareholders or members of our management of shares of common stock, management actions, announcements of technological innovations or new commercial products by us or our competitors, publicity regarding actual or potential medical results relating to marketed products, regulatory developments in either the United States or foreign countries, public concern as to the safety of pharmaceutical and animal health products, factors present in foreign operations, the loss of suppliers or contract manufacturers, third-party reimbursement pressures, potential liability for current products and economic and other external factors, as well as period-to-period fluctuations in financial results, among other factors, may have a significant impact on the market price of the Class A common stock.

WE MAY NOT HAVE THE ABILITY TO RAISE THE FUNDS NECESSARY TO FINANCE THE CHANGE IN CONTROL OFFER REQUIRED BY THE INDENTURE.

     If we undergo a change in control (as defined), each holder of the notes and each holder of the 2005 Notes may require us to repurchase all or a portion of the holder's notes. We cannot assure you that there will be sufficient funds available for any required repurchases of these securities if a change in control occurs. In addition, the terms of any agreements related to borrowing which we may enter from time to time may prohibit or limit or make our repurchase of notes an event of default under those agreements. If we fail to repurchase the notes in that circumstance, we will be in default under the indentures governing the notes and the 2005 Notes. See "Description of Notes -- Repurchase at Option of Holders Upon Change in Control."

WE CANNOT ASSURE YOU THAT AN ACTIVE TRADING MARKET WILL DEVELOP FOR THE NOTES.

     The notes constitute a new issue of securities for which there is no established trading market. We have been informed by the initial purchasers that they intend to make a market in the notes after the offering is completed. The initial purchasers may cease their market-making at any time without notice. Although we have designated the notes for trading through the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") market, we cannot assure you that an active trading market for the notes will develop or, if such market develops, how liquid it will be.

     If a trading market does not develop or is not maintained, holders of the notes may experience difficulty in reselling, or an inability to sell, the notes. If a market for the notes develops, any such market may be discontinued at any time. If a public trading market develops for the notes, future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rates, our operating results and the market for similar securities. Depending on prevailing interest rates, the market for similar securities and other factors, including our financial condition, the notes may trade at a discount from their principal amount.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the securities by the selling securityholders.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges for our company and our subsidiaries for each of the periods indicated. We calculated the ratio of earnings to fixed charges by dividing earnings by total fixed charges. Earnings consist of pretax income plus fixed charges and amortization of capitalized interest less capitalized interest. Fixed charges consist of interest expense on all indebtedness (including amortization of deferred debt issuance costs) and a portion of rent expense (33%) we estimated to be the interest component of those rentals.

    YEARS ENDED DECEMBER 31,
--------------------------------   SIX MONTHS ENDED
1994   1995   1996   1997   1998    JUNE 30, 1999
----   ----   ----   ----   ----   ----------------
1.07x  2.24x  (1)    2.31x  2.29x        2.31x

---------------
(1) Earnings in 1996 were not sufficient to cover fixed charges. The deficiency of earnings was $16.4 million.

                                 CAPITALIZATION

     The following table presents as of June 30, 1999 the consolidated capitalization of Alpharma. You should read this table in conjunction with our consolidated financial statements and notes, which are included elsewhere in this prospectus.

                                                              JUNE 30, 1999
                                                              --------------
                                                              (IN THOUSANDS)
Cash and cash equivalents...................................     $ 22,516
                                                                 ========
Short-term debt, including current maturities of long-term
  debt......................................................     $ 56,175
                                                                 ========
Long-term debt, excluding current maturities:
  Credit Facility(1)........................................     $190,000
  Notes offered hereby, including interest accretion........      170,512
  2005 Notes(2).............................................      192,850
  Other.....................................................       47,923
                                                                 --------
     Total long-term debt...................................      601,285
Stockholders' equity:
  Preferred stock, par value $1.00 per share; no shares
     issued.................................................           --
  Class A common stock, par value $0.20 per share;
     18,313,685 shares issued(3)............................        3,662
  Class B common stock, par value $0.20 per share, 9,500,000
     shares issued and outstanding(4).......................        1,900
  Additional paid-in capital................................      233,626
  Accumulated other comprehensive loss......................      (31,522)
  Retained earnings.........................................       69,369
  Treasury stock at cost (277,334 shares)...................       (6,184)
                                                                 --------
     Total stockholders' equity.............................      270,851
                                                                 --------
     Total capitalization...................................      872,136
                                                                 ========

-------------------------
(1) In January 1999, we entered into a new $300.0 million unsecured credit facility. The new credit facility provides for a $100.0 million six-year term loan and a $200.0 million revolving credit facility which has an initial five-year term and two possible one-year extensions. Principal payments on the term loans amortize on a semi-annual basis, beginning January 2000. The credit facility has several financial covenants, including an interest coverage ratio, total debt to EBITDA ratio and equity to asset ratio. Both the term loan and the revolving loan bear interest at the LIBOR with a margin of between 0.875% and 1.6625% depending on the ratio of total debt to EBITDA. The equity to asset covenant requires that we maintain a ratio of equity to total assets of at least 0.25:1, which may be reduced to 0.20:1 for six months if we make a significant acquisition. At June 30, 1999 after acquisition of Isis the ratio was 24.5% and the interest rate margin on the debt outstanding was increased effective August 19, 1999 by .75% to 2.25%.

(2) Includes $67.8 million of 2005 Notes held by Industrier and convertible into Class B common stock.

(3) In addition to the shares issued, we have 3,348,299 shares of Class A common stock reserved for issuance under our stock option plans, of which options to purchase 2,215,295 shares were outstanding as of June 30, 1999, and 4,371,585 shares of Class A common stock reserved for issuance upon conversion of the Class A 2005 Notes (as defined) and 5,294,301 shares of Class A common stock reserved for issuance upon conversion of the 2006 Notes.

(4) In addition to the shares issued, we have 2,372,897 shares of Class B common stock reserved for issuance upon conversion of the Class B 2005 Notes (as defined). All of Class B common stock is held by Industrier, which has pledged 2,000,000 of such shares to a Norwegian bank to secure debt previously incurred to make investments in Alpharma. Industrier has agreed not to sell any shares of Class B common stock or convert any Class B common stock into Class A common stock until after October 31, 1999.

                              DESCRIPTION OF NOTES

     The notes were issued under an indenture entered into between Alpharma and First Union National Bank, as trustee. The following statements are subject to the detailed provisions of the indenture and are qualified in their entirety by reference to the indenture. We will provide a copy of the indenture to prospective investors upon request, and it is also available for inspection at the office of the trustee. Wherever particular provisions of the indenture are referred to, such provisions are incorporated by reference as a part of the statements made, and the statements are qualified in their entirety by such reference. For purposes of this summary, the terms "Alpharma," "we," "us," "our" and "company" refer only to Alpharma Inc. and not to any of its subsidiaries.

GENERAL

     The notes represent our unsecured general obligations, subordinate in right of payment to certain of our other obligations as described under "Subordination of Notes," and convertible into Class A common stock as described under "Conversion." We will pay cash interest on the notes semiannually on June 1 and December 1 of each year, with the first payment to be made on December 1, 1999, at the rate of 3% per annum, calculated based upon the initial principal amount of the notes (except defaulted interest), to the persons who are registered holders of notes at the close of business on the preceding May 15 and November 15, respectively (subject to certain exceptions in the case of notes redeemed or repurchased upon a change in control between a record date and the next succeeding interest payment date). Unless previously redeemed or converted, the notes will mature on June 1, 2006 and will be repaid in full at a price of 134.104% of the initial principal amount, plus any accrued and unpaid interest. This amount, together with cash interest paid over the term of the notes, will yield an investor who holds a note from the initial issuance date until maturity 6 7/8% per annum, calculated on a semi-annual basis. The notes are limited to $170,000,000 aggregate initial principal amount. We may pay principal and interest by check and may mail an interest check to a holder's registered address. Holders must surrender notes to the paying agent to collect principal payments.

     The notes were issued without coupons in denominations of $1,000 of initial principal amount and whole multiples of $1,000. A holder may transfer or exchange notes in accordance with the indenture. No service charge will be made for any registration of transfer, exchange or conversion of the notes, except for any tax or other governmental charges that may be imposed in connection with any transfers, registration of transfers or exchanges. The registrar for the notes need not transfer or exchange any notes selected for redemption. Also, it need not transfer or exchange any notes for a period of 15 days before selecting notes to be redeemed. The registered holder of a note may be treated as its owner for all purposes.

     Initially, the trustee will act as registrar, paying agent and conversion agent. We may appoint an additional, or change any, paying agent, registrar or conversion agent without notice. We may act in any such capacity.

     The indenture does not contain any restrictions on the payment of dividends or on the repurchase of securities of Alpharma or any financial covenants, nor does the indenture require us to maintain any sinking fund or other reserves for repayment of the notes.

CONVERSION

     The holders of the notes are entitled at any time after the original issuance thereof and before the close of business on the date of maturity of the notes, subject to prior redemption or repurchase, to convert the notes, or portions thereof (if the portions are $1,000 or whole multiples thereof) into 31.1429 shares of Class A common stock per $1,000 of initial principal amount of notes, subject to adjustment in certain circumstances described in the next paragraph. The number of shares into which a note is convertible will not be adjusted for the accretion of principal or for accrued interest. In addition, except as described below, the number of shares into which a note is convertible will not be adjusted for dividends on any Class A common stock issued on conversion. If any note is converted between a record date for the payment of interest and the next succeeding interest payment date, unless such note has been called for redemption on a redemption date between such dates, such note must be accompanied by funds equal to the cash interest payable to the registered holder on such interest payment date on the principal amount so converted. A note converted on an interest payment date need not be accompanied by any payment, and the interest on the principal amount of the note being converted will be paid on such interest payment date to the registered holder of such note on the immediately preceding record date. We will not issue fractional shares of class A common stock upon conversion of notes and instead will deliver a check in lieu of the fractional share based upon the market value of the Class A common stock on the last trading day prior to the conversion date. In the case of notes called for redemption, conversion rights will expire at the close of business on the tenth calendar day preceding the redemption date, and in the event any holder exercises its repurchase right (as defined below), such holder's conversion right will terminate upon receipt of the written notice of exercise of such repurchase right. See "-- Repurchase at Option of Holders Upon Change in Control." In the case of notes called for redemption on a redemption date between a record date and the opening of business on the next succeeding interest payment date, no cash interest will be payable on any such notes converted during such period.

     The number of shares issuable on conversion is subject to adjustment as set forth in the indenture in certain events, including:

     (1) the payment of dividends or distributions on the common stock in shares of capital stock;

     (2) subdivisions or combinations of the common stock into a greater or smaller number of shares;

     (3) a reclassification of the common stock resulting in an issuance of any shares of our capital stock;

     (4) the distribution of rights or warrants to all holders of common stock entitling them for a period of sixty days or less to purchase common stock at less than the then current market price at that time; and

     (5) the distribution to all holders of common stock of assets or debt securities or any rights or warrants to purchase assets or debt securities, which assets, debt securities, rights or warrants have an aggregate fair market value on the date such distribution is declared that exceeds the "permitted dividend amount." The "permitted dividend amount" means:

        (x) 10% of our market capitalization (the product of the current market price of the Class A common stock and the number of shares of common stock outstanding as of any particular date) minus

        (y) the aggregate value of all dividends or distributions made to holders of common stock within the 12 months preceding such distribution (excluding any distributions or dividends referred to in (1)-(4) above), provided that with respect to any distribution not paid out of our retained earnings, the permitted dividend amount shall be zero, unless the dividend is paid out of consolidated net income or in the form of common stock.

No adjustment will be required for rights to purchase common stock pursuant to any plan of Alpharma for reinvestment of dividends or interest, or for a change in the par value of the common stock. To the extent that notes become convertible into cash, no adjustment will be required thereafter as to cash. No adjustment in the number of shares issuable on conversion will be made unless such adjustment would require a change of at least 1% in the conversion ratio; however, any adjustment that would otherwise be required to be made shall be carried forward and taken into account at the earlier of any subsequent adjustment or three years after the occurrence of the event giving rise to the adjustment. We reserve the right to make such increases in the conversion rate in addition to those required in the foregoing provisions as we in our discretion shall determine to be advisable in order that certain stock-related distributions hereafter made by us to our stockholders shall not be taxable or for any other appropriate reason. Except as stated above, the number of shares issuable on conversion will not be adjusted for the issuance of common stock or any securities convertible into or exchangeable for common stock, or carrying the right to purchase any of the foregoing. See "Certain Federal Income Tax Consequences -- Dividends on the Class A Common Stock."

     If we reclassify the Class A common stock or merge into, or transfer or lease substantially all of our assets to, another corporation, the holders of the notes then outstanding will be entitled thereafter to convert such notes into the kind and amount of shares of capital stock, other securities, cash or other assets which they would have owned immediately after such event had such notes been converted immediately before the effective date of the transaction.

     Adjustments in the number of shares issuable upon conversion may in certain circumstances result in constructive distributions that could be taxable as dividends under the Internal Revenue Code of 1986, as amended, to holders of notes or to holders of class A common stock issued upon conversion thereof. See "Certain Federal Income Tax Consequences -- Dividends on the Class A Common Stock."

REDEMPTION

     Prior to June 16, 2002, the notes are not redeemable.

     Redemption at Our Option. The notes will be redeemable at our option, in whole or in part, at any time on or after June 16, 2002, at the redemption price determined as described below to the date of redemption, together with accrued and unpaid cash interest to such date.

     The redemption price (whether payable by reason of a redemption by Alpharma, a change in control, an event of default or at maturity) shall be determined so that taking into account cash interest paid and accrued and unpaid interest, the holder of a note from the initial issuance date will receive a yield of 6 7/8% per annum (calculated on a semi-annual basis). The redemption price will be calculated in accordance with the following formula, rounded (if necessary) to three decimal places with 0.0005 being rounded upwards:

     Redemption Price = (Previous Redemption Price X (1 + r/2)(d/p)) - AI

     For purposes of this formula:

Previous Redemption Price = the Redemption Price on the interest payment date immediately preceding the date fixed for redemption (or if the notes are to be redeemed or repurchased prior to December 1, 1999, $1,000) as set out below:

                   INTEREST PAYMENT DATE                      REDEMPTION PRICE
                   ---------------------                      ----------------
December 1, 1999............................................     $1,019.38
June 1, 2000................................................      1,039.42
December 1, 2000............................................      1,060.15
June 1, 2001................................................      1,081.59
December 1, 2001............................................      1,103.77
June 1, 2002................................................      1,126.71
December 1, 2002............................................      1,150.44
June 1, 2003................................................      1,174.99
December 1, 2003............................................      1,200.38
June 1, 2004................................................      1,226.64
December 1, 2004............................................      1,253.81
June 1, 2005................................................      1,281.91
December 1, 2005............................................      1,310.97
June 1, 2006................................................      1,341.04

r      =  6 7/8% expressed as a fraction.
d      =  number of days (as described in the following sentence) from and including the immediately preceding interest payment
          date (or if the notes are to be redeemed or repurchased on or before December 1, 1999 from and including June 2, 1999)
          to but excluding the date fixed for redemption. The number of days elapsed in any one-month period from date of
          issuance or any interest payment date shall be deemed to be
          30, and the number of days elapsed in any incomplete month shall be deemed to be the number of actual days elapsed (not to exceed 30).
p      =  180.
AI     =  accrued interest from the interest payment date immediately preceding the date fixed for redemption or the date of
          issuance, as applicable.

REPURCHASE AT OPTION OF HOLDERS UPON CHANGE IN CONTROL

     Upon any change in control (as defined below) with respect to Alpharma, each holder of the notes shall have the right, at the holder's option, to require us to repurchase all of such holder's notes or a portion thereof which is $1,000 or any integral multiple thereof, on the date that is 45 days after the date of the company notice (as defined below) at a price equal to the redemption price on the repurchase date, together with accrued and unpaid cash interest to such date.

     Within 30 days after the occurrence of a change in control, we are obligated to mail to all holders of record of the notes a notice of the occurrence of such change in control and the repurchase right arising as a result thereof. We shall deliver a copy of the company notice to the trustee and shall cause a copy of such notice to be published in The Financial Times and The Wall Street Journal or another newspaper of national circulation. To exercise the repurchase right, a holder of notes must deliver on or before the 30th day after the date of the company notice irrevocable written notice to us (or an agent designated by us for such purpose) and the trustee of the holder's exercise of such right together with the notes with respect to which the right is being exercised, duly endorsed for transfer.

     A "change in control" of Alpharma means:

     (1) the acquisition by any person, entity or "group" within the meaning of
         Section 13(d)(3) or 14(d)(2) of the Exchange Act of 1934, (excluding, for this purpose, Alpharma or its subsidiaries, or any employee benefit plan of Alpharma or its subsidiaries which acquires beneficial ownership of voting securities of Alpharma) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act of 1934) of shares of common stock sufficient to elect a majority of directors;

     (2) persons who, as of the date of the indenture, constitute the board of directors (the "incumbent board") cease for any reason to constitute at least a majority of the board of directors, provided that any person becoming a director subsequent to the date hereof whose election, or nomination for election by our stockholders, was approved by a vote of at least a majority of the directors then comprising the incumbent board shall be considered as though such person were a member of the incumbent board;

     (3) approval by our stockholders of a reorganization, merger or consolidation, in each case, with respect to which persons who were our stockholders immediately prior to such reorganization, merger or consolidation do not, immediately thereafter, beneficially own shares sufficient to elect a majority of directors of the reorganized, merged or consolidated company's then outstanding voting securities; or

     (4) our liquidation or dissolution (other than pursuant to the United States Bankruptcy Code) or the conveyance, transfer or leasing of all or substantially all of our assets to any person; provided, however, that for the purpose of clauses (1) through (4) above, the terms "person," "entity," and "group" shall not be deemed to include

        (x) Industrier,

        (y) the stockholders of Industrier in the case of a distribution of shares of our capital stock beneficially owned by Industrier to the shareholders of Industrier, unless a change in control of Industrier has occurred or occurs concurrently with such a distribution, or in a series of related transactions of which such distribution is a part, (determined without regard to this clause (y) of this proviso) or

        (z) E.W. Sissener, any heir or descendant of Mr. Sissener or the estate of Mr. Sissener (each, an "EWS Party"), or any trust or other similar arrangement for the benefit of any EWS Party or any corporation or other person or entity controlled by one or more EWS Party, or any group of which any EWS Party is a member.

For purposes of the above sentence, a "liquidation" or "dissolution" shall not be deemed to include any transfer of our property solely to any of the persons described in clauses (x), (y) and (z) of the proviso in such sentence.

     No quantitative or other established meaning has been given to the phrase "all or substantially all" (which appears in the definition of change in control) by courts which have interpreted this phrase in various contexts. In interpreting this phrase, courts make a subjective determination as to the portion of assets conveyed, considering such factors as the value of assets conveyed and the proportion of an entity's income derived from the assets conveyed. To the extent the meaning of such phrase is uncertain, uncertainty will exist as to whether or not a change in control may have occurred (and, accordingly, whether or not the holders of notes will have the right to require us to repurchase their notes).

     The occurrence of a change in control would, in most cases, permit the lenders to require prepayment of some or all amounts outstanding under our bank lines of credit and other debt agreements. See "Capitalization." In the event of a change in control, any repurchase of the notes could, absent payment in full of any amounts outstanding under such credit facilities or waiver, be prevented by the subordination provisions of the notes. See "-- Subordination of Notes." Our failure to repurchase the notes when required will result in an event of default with respect to the notes whether or not such repurchase is permitted by the subordination provisions. The right to require us to repurchase the notes could delay or deter our change in control, whether or not such change in control were supported by our board of directors.

     If a change in control occurs, we cannot assure you that we would have sufficient funds or financing to repay any senior indebtedness then required to be repaid or to repurchase any or all notes then required to be repurchased under the indenture. If an offer is made to repurchase notes as a result of a change in control, we intend to comply with all tender offer rules, including but not limited to Section 13(e) and 14(e) under the Exchange Act of 1934 and Rules 13e-1 and 14e-1 thereunder, to the extent applicable to such offer.

SUBORDINATION OF NOTES

     Upon any distribution to our creditors in our liquidation or dissolution or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to us or our property, the payment of the principal of and premium, if any, and interest on the notes will be subordinated, to the extent provided in the indenture, in right of payment to the prior payment in full of all senior indebtedness.

     No payment of principal of or premium, if any, or interest may be made by us, directly or indirectly, on the notes (including any repurchase pursuant to the exercise of the repurchase right) or to acquire any of the notes at any time if a default in payment of the principal of or premium, if any, or interest on senior indebtedness exists, unless and until such default shall have been cured or waived or shall have ceased to exist. During the continuance of any event of default with respect to any senior indebtedness, as such event of default is defined under any such senior indebtedness or in any agreement pursuant to which any senior indebtedness has been issued (other than default in payment of the principal of, or premium, if any, or interest on any senior indebtedness), permitting the holders thereof to accelerate the maturity thereof, no payment may be made by us, directly or indirectly, with respect to principal of or premium, if any, or interest on the notes for 183 days following written notice to us, from any holder or holders thereof or their representative or representatives or the trustee or trustees under any indenture under which any instrument evidencing any such senior indebtedness may have been issued, that such an event of default has occurred and is continuing. However, if the maturity of such senior indebtedness is accelerated, no payment may be made on the notes until such senior indebtedness that has matured has been paid or such acceleration has been cured or waived.

     Senior indebtedness is defined in the indenture as indebtedness (as defined below) of Alpharma outstanding at any time except indebtedness that by its terms is subordinate in right of payment to the notes or indebtedness that is not otherwise senior in right of payment to the notes. Senior indebtedness does not include indebtedness of Alpharma to any of Alpharma's subsidiaries. Indebtedness is defined with respect to any person as the principal of, and premium, if any, and interest on:

     (a) all indebtedness of such person for borrowed money (including all indebtedness evidenced by notes, bonds, debentures or other securities sold by such person for money);

     (b) all obligations incurred by such person in the acquisition (whether by way of purchase, merger, consolidation or otherwise and whether by such person or another person) of any business, real property or other assets (except inventory and related items acquired in the ordinary course of the conduct of the acquiror's usual business);

     (c) guarantees by such person of indebtedness described in clause (a) or
         (b) of another person;

     (d) all renewals, extensions, refundings, deferrals, restructurings, amendments and modifications of any such indebtedness, obligation or guarantee;

     (e) all reimbursement obligations of such person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such person;

     (f) all capital lease obligations of such person; and

     (g) all net obligations of such person under interest rate swap or similar agreements of such person. There are no restrictions in the indenture upon the creation of additional senior indebtedness by Alpharma, or on the creation of any indebtedness by Alpharma or any of its subsidiaries. As of June 30, 1999, we had senior indebtedness (excluding accrued interest) of approximately $247 million and approximately $168 million of indebtedness and other obligations of subsidiaries effectively ranking senior to the notes. The notes will be senior to the outstanding 2005 Notes, of which $192.8 million of principal is outstanding.

     By reason of the subordination provisions described above, in the event of insolvency, funds which would otherwise be payable to noteholders will be paid to the holders of senior indebtedness to the extent necessary to pay senior indebtedness in full. As a result of these payments, our general creditors may recover less, ratably, than holders of senior indebtedness and such general creditors may recover more, ratably, than holders of notes or our other subordinated indebtedness.

MERGER OR CONSOLIDATION

     The indenture does not permit us to consolidate with, or merge into, or transfer or lease all or substantially all of its assets to, another person unless such other person is a corporation organized under the laws of the United States, any State thereof or the District of Columbia and such person assumes by supplemental indenture all of our obligations under the notes and the indenture, and immediately after giving effect to the transaction, no default shall exist.

RULE 144A INFORMATION REQUIREMENT

     We have agreed to furnish to the holders or beneficial holders of the notes and prospective purchasers of the notes designated by the holders of the notes, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the

Securities Act of 1933 until such time as we register the notes and the underlying Class A common stock for resale under the Securities Act of 1933. In addition, we have agreed to furnish such information if at any time while the notes or the Class A common stock issuable upon conversion of the notes are restricted securities within the meaning of the Securities Act of 1933 or we are not subject to the informational requirements of the Exchange Act of 1934.

DEFAULTS AND REMEDIES

     An event of default includes the occurrence of any of the following:

     - default for 30 days in payment of interest;

     - default in payment of principal (including accretion) at maturity, upon redemption or exercise of a repurchase right or otherwise;

     - default in payment on indebtedness at maturity, giving effect to applicable grace periods, of at least $5,000,000 principal amount and continuance of such default for 30 days after notice is given in accordance with the indenture, or default on indebtedness and, as a result, payment of at least $5,000,000 principal amount of indebtedness is accelerated without such acceleration having been cured, waived, rescinded, or annulled for 30 days;

     - our failure for 60 days after notice to it to comply with any of its other agreements in the indenture or the notes; and

     - certain events of bankruptcy or insolvency.

     If an event of default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the notes may declare all the notes to be due and payable immediately, except for defaults due to certain events of bankruptcy or insolvency in which case if an event of default occurs and is continuing, the redemption price on the date of notice of acceleration shall automatically become immediately due and payable. The trustee may require indemnity satisfactory to it before it enforces the Indenture or the notes. Subject to certain limitations, holders of a majority in principal amount of the notes may direct the trustee in its exercise of any trust power. The trustee may withhold from noteholders notice of any default (except a default in payment of principal or interest) if it determines that withholding notice is in their interests. We are required to file with the trustee annually an officers' statement as to the absence of defaults in fulfilling any of its obligations under the indenture.

MODIFICATIONS OF THE INDENTURE

     We and the trustee may amend the indenture without notice to any noteholder but with the written consent of the holders of a majority in principal amount of the outstanding notes. However, without the consent of each noteholder affected, an amendment may not:

     (1) reduce the amount of notes whose holders must consent to an amendment;

     (2) reduce the rate or change the time for payment of interest on any note;

     (3) reduce the principal of or change the fixed maturity of any note (including, without limitation, the optional redemption provisions or the repurchase right);

     (4) make any note payable in money other than that stated in the note;

     (5) change the provisions of the indenture regarding the right of a majority of the note holders to waive defaults under the indenture or impair the right of any noteholder to institute suit for the enforcement of any payment of principal and interest on the notes on and after their respective due dates;

     (6) make any change that adversely affects the rights to convert any note;
         or

     (7) make any change in the terms of the notes that adversely affects the rights of any noteholder.

SATISFACTION AND DISCHARGE OF INDENTURE

     The indenture will be discharged and canceled upon the satisfaction of certain conditions, including the payment of all the notes or the deposit with the trustee, within not more than six months prior to the maturity of the notes or within one year of redemption of all of the notes, of funds sufficient for such payment or redemption.

REPORTS TO HOLDERS OF NOTES

     We will regularly furnish to each holder of notes copies of its annual report to stockholders, containing audited financial statements, and any other financial reports which we furnish to our stockholders.

TRUSTEE AND TRANSFER AGENT

     The trustee and transfer agent for the notes is First Union National Bank.

LISTING

     The notes are eligible for trading on the PORTAL Market. The Class A common stock is listed on the NYSE under the symbol "ALO."

BOOK ENTRY

     The notes were issued in the form of a global security issued in reliance on Rule 144A, a global security issued in reliance on Regulation S and a global security issued to "accredited investors," as defined in Section 501(a) under the Securities Act of 1933. After the issuance of a global security, the depository or its nominee credited the accounts of persons holding through it with the respective principal amounts of the notes represented by such global security. Such accounts were designated by the initial purchasers with respect to notes placed by the initial purchasers for us. Ownership of beneficial interests in a global security are limited to persons that have accounts with the depository or persons that may hold interests through participants. Ownership of beneficial interests by participants in a global security are shown on, and the transfer of that ownership interest will be effected only through, records maintained by the depository for such global security. Ownership of beneficial interests in such global security by persons that hold through participants are shown on, and the transfer of that ownership interest through such participant will be effected only through, records maintained by such participant. The foregoing may impair the ability to transfer beneficial interests in a global security.

     Payment of principal, premium, if any, and interest on notes represented by any such global security will be made to the depository or its nominee, as the case may be, as the sole holder of the notes represented thereby for all purposes under the indenture. None of Alpharma, the trustee, any agent of Alpharma or the trustee or the initial purchasers will have any responsibility or liability for any aspect of the depository's records relating to or payments made on account of beneficial ownership interests in global security representing any notes or for maintaining, supervising or reviewing any of the depository's records relating to such beneficial ownership interests.

     We have been advised by the depository that, upon receipt of any payment of principal, premium, if any, or interest on any global security, the depository will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global security as shown on the records of the depository. Payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in "street name," and will be the sole responsibility of such participants.

     A global security may not be transferred except as a whole by the depository for such global security to a nominee of such depository or by a nominee of such depository to such depository or another nominee of such depository or by such depository or any such nominee to a successor of such depository or a nominee of such successor. If the Depository is at any time unwilling or unable to continue as depository and a successor depository is not appointed by us or the depository within 90 days, we will issue notes in definitive form in exchange for the global security. In either instance, an owner of a beneficial interest in the global security will be entitled to have notes equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such notes in definitive form. Notes so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons. Principal, premium, if any, and interest on the notes will be payable, and the notes may be presented for registration of transfer or exchange, at the offices of the trustee.

     So long as the depository for a global security, or its nominee, is the registered owner of such global security, such depository or such nominee, as the case may be, will be considered the sole holder of the notes represented by such Global Security for the purposes of receiving payment on the notes, receiving notices and for all other purposes under the indenture and the notes. Beneficial interests in notes will be evidenced only by, and transfers thereof will be effected only through, records maintained by the depository and its participants. Cede & Co. has been appointed as the nominee of the depository. Except as provided above, owners of beneficial interests in a global security will not be entitled to and will not be considered the holders thereof for any purposes under the indenture. Accordingly any such person owning a beneficial interest in such a global security must rely on the procedures of the depository, and, if any such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the indenture. The indenture provides that the depository may grant proxies and otherwise authorize participants to give or to take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to give or take under the indenture. We understand that under existing industry practices, in the event that we request any action of holders or that an owner of a beneficial interest in such a global security desires to give or take any action which a holder is entitled to give or take under the indenture, the depository would authorize the participants holding the relevant beneficial interest to give or take such action and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     The depository has advised us that the depository is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform

Commercial Code, and a "clearing agency" registered under the Exchange Act of 1934. The depository was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The depository's participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the depository. Access to the depository's book-entry system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     Beneficial interests in any global security may be exchanged for beneficial interests in any other global security only in connection with a transfer of such interest. Such transfers are subject to compliance with customary certification requirements which are set forth in the indenture.

     Any beneficial interest in one of the global securities that is exchanged for an interest in any other global security will cease to be an interest in such global security and will become an interest in such other global security. Accordingly, such interest will thereafter be subject to all transfer restrictions and other procedures applicable to beneficial interests in such other global security for as long as it remains such an interest. Any exchange of a beneficial interest in one global security for a beneficial interest in any other global security will be effected by the depository by means of an instruction originated by the trustee through the depository's Deposit/Withdraw at Custodian system. Accordingly, in connection with any such exchange, appropriate adjustments will be made in the records of the registrar to reflect a decrease in the principal amount of such global security and a corresponding increase in the principal amount of such other global security.

PAYMENTS OF PRINCIPAL AND INTEREST

     The indenture requires that payments in respect of the notes (including principal, premium, if any, and interest) held of record by The Depositary Trust Company (including notes evidenced by the global notes) be made in same day funds. Payments in respect of the notes held of record by holders other than The Depositary Trust Company may, at our option, be made by check and mailed to such holders of record as shown on the register for the notes.

GOVERNING LAW

     The indenture and, except as may otherwise be required by mandatory provisions of law, notes are governed by and to be construed in accordance with the laws of the State of New York, without giving effect to such state's conflicts of laws principles.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock currently consists of (i) 50,000,000 shares of Class A common stock, of which 18,036,351 shares were outstanding as of June 30, 1999, (ii) 15,000,000 shares of Class B common stock, $.20 par value per share, of which 9,500,000 shares were issued and outstanding as of June 30, 1999, and
(iii) 500,000 shares of preferred stock, par value $1.00 per share, of which none were issued and outstanding as of June 30, 1999. The following description of our capital stock is a summary of provisions of our amended and restated certificate of incorporation and is qualified in its entirety by the provisions of that document which has been filed with the SEC. As of June 30, 1999, the Class A common stock was held of record by approximately 1,788 stockholders.

COMMON STOCK

     The Class A common stock and the Class B common stock are identical in all respects, including with respect to the right to receive dividends, except as follows: (1) the holders of the Class A common stock are currently entitled as class to elect 33 1/3% of the Board of Directors (rounded to the nearest whole number, but not less than two members of the Board of Directors), and the holders of the Class B common stock are entitled as a class to elect the remaining directors; (2) on all other matters submitted to a vote of stockholders, the holders of the Class A common stock are entitled to one vote per share of Class A common stock held, and the holders of the Class B common stock are entitled to four votes per share of Class B common stock held; (3) the holders of the Class B common stock have the right at any time and from time to time to convert each share of Class B common stock into one share of Class A common stock; and (4) shares of Class A common stock may be declared and paid as dividends on shares of both Class A common stock and Class B common stock; shares of Class B common stock; may be declared and paid as dividends on shares of both Class A common stock and Class B common stock shares of Class A common stock may be declared and paid as dividends on shares of Class B common stock; and in any such case the same number of shares must be declared and paid as dividends on shares of Class A common stock and shares of Class B common stock may be declared and paid as dividends on shares of Class B common stock; and in any such case the same number of shares must be declared and paid as dividends in respect of each outstanding share of Class A common stock and each outstanding share of Class B common stock. The special voting rights of the holders of the Class A common stock as reflected in clause (1) above terminate if the number of outstanding shares of Class A common stock is less than 10% of the aggregate number of issued and outstanding shares of Class A common stock and Class B common stock, and the special voting rights of the holders of the Class B common stock as reflected in clause (1) and (2) above terminate if the number of issued and outstanding shares of Class B common stock is less than 12 1/2% of such aggregate number, in each case as determined on the record for the stockholder vote.

     We may not subdivide or combine either class of common stock without at the same time combining or subdividing shares of the other class of common stock in the same proportion. Upon liquidation of Alpharma, holders of the Class A common stock and the Class B common stock are entitled to share ratably in any assets available for distribution to stockholders after payment of all our obligations, and payments due in respect of any other of our senior securities, including any shares of preferred stock. Holders of common stock do not have cumulative voting rights or preemptive, subscription or, except as set forth above with respect to the Class B common stock, conversion rights.

PREFERRED STOCK

     We may issue the preferred stock in one or more series, with designations, relative rights, powers, priorities, preferences and limitations thereof as the Board of Directors, without any stockholder action, may determine, provided that we may not limit the right of the holders of Class A common stock, voting as a class, to elect no less than 25% of the board of directors by granting voting rights to any series of preferred stock.

TRANSFER AGENT

     BankBoston, N.A. is the transfer agent for the common stock.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of certain material United States federal income and estate tax considerations relating to the purchase, ownership and disposition of the notes and of common stock into which notes may be converted, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, the applicable Treasury Regulations promulgated thereunder, judicial authority and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis. This summary deals only with holders that will hold notes and common stock into which notes may be converted as "capital assets" (within the meaning of Section 1221 of the Internal Revenue Code). This summary does not purport to deal with all aspects of United States federal income or estate taxation that might be relevant to particular holders in light of their personal investment circumstances or status, nor does it address tax considerations applicable to investors that may be subject to special tax rules, such as certain financial institutions, tax-exempt organizations, S Corporations, insurance companies, broker-dealers, dealers or traders in securities or currencies, expatriates subject to Internal Revenue Code Section 877 and taxpayers subject to the alternative minimum tax, and also does not discuss notes held as part of a hedge, straddle, "synthetic security" or other integrated investment composed of a note and one or more other investments, or situations in which the functional currency of the holder is not the United States dollar. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. THE FOLLOWING DISCUSSION IS FOR GENERAL INFORMATION ONLY. INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

     The term "United States holder" means a holder of a note that is, for United States federal income tax purposes,

     (A) a citizen or resident of the United States,

     (B) a corporation created or organized under the laws of the United States or of any political subdivision thereof,

     (C) an estate, the income of which is subject to United States federal income taxation regardless of source, or

     (D) a trust, if

          (x) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions, or

          (y) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable United States Treasury Regulations to treat such trust as a domestic trust.

The term "non-United States holder" means a holder of a note that is neither a United States holder nor a partnership for United States federal income tax purposes.

     A partnership for United States federal income tax purposes is not subject to the income tax on income derived from holding the notes. A partner of the partnership may be subject to tax on such income pursuant to rules similar to the rules for United States holders or non-United States holders depending on whether:

     (1) the partnership is a United States or a non-United States partnership;

     (2) the partner is a United States or a non-United States person; and

     (3) the partnership is or is not engaged in a United States trade or business to which income or gain from the notes is effectively connected.

UNITED STATES HOLDERS

PAYMENT OF INTEREST -- ORIGINAL ISSUE DISCOUNT

     The semiannual interest payments on the notes are qualified stated interest. Consequently, a United States holder of a note generally is required to include such interest in ordinary income when it is received or when it accrues, depending upon such holder's method of accounting for United States federal income tax purposes.

     In addition, the notes were issued with original issue discount equal to the difference between their issue price and their stated redemption price at maturity. The "issue price" of the notes was $1,000. The "stated redemption price at maturity" of the notes is $1,341.04. Regardless of their methods of accounting, United States holders are required to include such original issue discount in ordinary income before it is paid, under the rules described below.

     A United States holder is required to include original issue discount in income for federal income tax purposes as it accrues. Original issue discount accrues daily in accordance with a constant yield method based on a compounding of interest. Under this method, holders of the notes are required to include in income increasingly greater amounts of original issue discount in successive accrual periods. The original issue discount allocable to any accrual period equals the product of the adjusted issue price of the notes as of the beginning of such period and the notes' yield to maturity, less any qualified stated interest allocable to that accrual period. The "adjusted issue price" of the notes as of the beginning of any accrual period equals the issue price of the notes increased by original issue discount previously includable in income and decreased by any payments under the notes (other than qualified stated interest). Because original issue discount accrues and is includable in income at least annually and no payments other than qualified stated interest will be made under the notes, the adjusted issue price of the notes will increase throughout their life. Original issue discount includable in income will therefore increase during each accrual period.

     If a United States holder purchases a note for more than its adjusted issue price on the date of purchase, the original issue discount includible by the purchasing holder will be reduced to take account of this acquisition premium. If a United States holder purchases a note for more than the amount payable on maturity, no original issue discount will be included in the purchasing holder's income. See "-- Amortizable Bond Premium" below for rules allowing some bond premium to be offset against payments of qualified stated interest.

     We are required to furnish certain information to the Internal Revenue Service, and will furnish to record holders of notes, information with respect to interest and original issue discount accruing during the calendar year. The original issue discount information will be based upon the adjusted issue price of the debt instrument as if the holder were the original holder of the debt instrument.

MARKET DISCOUNT

     Investors acquiring notes pursuant to this prospectus should consider that the resale of those notes may be negatively affected by the market discount provisions of Sections 1276 through 1278 of the Internal Revenue Code. Except as described below, gain recognized on the disposition of a note that has accrued market discount will be treated as ordinary income, and not capital gain, to the extent of the accrued market discount. "Market discount" is defined generally as the excess, if any, of

    the revised issue price of the note,             the tax basis of the note in the hands
    which approximately equals its adjusted  over    of the United States holder
    issue price                                      immediately after acquisition

     Under a de minimis exception, there is no market discount if the excess of the principal amount of the obligation over the United States holder's tax basis in the obligation is less than 0.25% of the revised issue price multiplied by the number of complete years after the acquisition date to the obligation's date of maturity. Unless the United States holder elects to accrue market discount on a constant yield basis, the accrued market discount generally is the amount calculated as follows:

                                                       the number of days the obligation has been
                                                            held by the United States holder
        the total market discount           x      ---------------------------------------------------
                                                       the number of days after the United States
                                                      holder's acquisition of the obligation up to
                                                             and including its maturity date

     If a United States holder of a note acquired with market discount disposes of such note in any transaction other than a sale, exchange or involuntary conversion, such United States holder will be deemed to have realized an amount equal to the fair market value of the note and will be required to recognize as ordinary income any accrued market discount. See the discussion below under "-- Sale, Exchange or Redemption of the Notes" for the tax consequences of a sale or exchange. Any partial principal payment on a note will be includable as ordinary income upon receipt to the extent of any accrued market discount thereon. Although it is not free from doubt, any accrued market discount not previously taken into income prior to a conversion of a note into shares of Class A common stock should carry over to the Class A common stock received on conversion and be treated as ordinary income upon a subsequent disposition of the Class A common stock, to the extent of any gain recognized on such disposition. Unless the election described below is in effect, a United States holder of a note acquired at a market discount also may be required to defer the deduction of all or a portion of the interest on any indebtedness incurred or maintained to purchase or carry the note until the maturity of the note or the earlier disposition of the note in a taxable transaction.

     A United States holder of a note acquired at a market discount may elect to include the market discount in income as it accrues, on either a straight-line basis or a constant yield basis. This election would apply to all market discount obligations acquired by the electing United States holder on or after the first day of the first year to which the election applies. The election may be revoked only with the consent of the IRS. If a United States holder of a note elects to include market discount in income currently, the rules discussed above regarding

     (1) ordinary income recognition resulting from a sale and some other disposition transactions and

     (2) deferral of interest deductions

would not apply.

AMORTIZABLE BOND PREMIUM

     If a United States holder of a note acquires the note at a cost that, after being reduced by an amount equal to the value of the conversion option, is in excess of the amount payable at maturity, the United States holder may elect to amortize the excess cost on a constant-yield basis over the term of such note, as an offset to payments of qualified stated interest. If the United States holder makes an election to amortize bond premium, the tax basis of all such United States holder's notes will be reduced by the allowable bond premium amortization. The amortization election would apply to all indebtedness instruments held or subsequently acquired by the electing purchaser and cannot be revoked without permission from the IRS. On conversion of a note into shares of Class A common stock, no additional amortization of any bond premium would be allowed, and any remaining premium would be added to the United States holder's basis in the Class A common stock received.

SALE, EXCHANGE OR REDEMPTION OF THE NOTES

     Upon the sale, exchange or redemption of a note, a United States holder generally recognizes capital gain or loss equal to the difference between

     (1) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued and unpaid interest, which is treated as interest subject to the rules discussed above under "Payment of Interest") and

     (2) such holder's adjusted tax basis in the note. A United States holder's adjusted tax basis in a note generally is equal to the holder's cost of the note, increased by any original issue discount and any market discount previously included in income by such holder, and reduced by any bond premium previously amortized and any payments received by such holder, other than payments of qualified stated interest. Such capital gain or loss will be long-term capital gain or loss if the United States holder's holding period in the note is more than one year at the time of sale, exchange or redemption.

CONVERSION OF THE NOTES

     A United States holder generally will not recognize any income, gain or loss upon conversion of a note into Class A common stock, except with respect to cash received in lieu of a fractional share of Class A common stock. Such holder's tax basis in the Class A common stock received on conversion of a note will be the same as such holder's adjusted tax basis in the note at the time of conversion (reduced by any basis allocable to a fractional share interest), and the holding period for the Class A common stock received on conversion will generally include the holding period of the note converted.

     Cash received in lieu of a fractional share of Class A common stock upon conversion should be treated as a payment in exchange for the fractional share of Class A common stock. Accordingly, the receipt of cash in lieu of a fractional share of Class A common stock generally should result in capital gain or loss (measured by the difference between the cash received for the fractional share and the United States holder's adjusted tax basis in the fractional share).

DIVIDENDS ON THE CLASS A COMMON STOCK

     The amount of any distribution by us in respect of the Class A common stock will be equal to the amount of cash and the fair market value, on the date of distribution, of any property distributed. Generally, distributions will be treated as a dividend, subject to a tax as ordinary income, to the extent of our current or accumulated earnings and profits, then as a tax-free return of capital to the extent of the holder's tax basis in the Class A common stock, and thereafter as capital gain from the sale or exchange of such stock, long-term or short-term depending on whether the holder's holding period exceeds one year.

     In general, a dividend distribution to a corporate United States holder will qualify for the 70% dividends received deduction if the holder owns less than 20% of the voting power and value of our stock (other than any non-voting, non-convertible, non-participating preferred stock). A corporate United States holder that owns 20% or more of the voting power and value of our stock (other than any non-voting, non-convertible, non-participating preferred stock) generally will qualify for an 80% dividends received deduction. The dividends received deduction is subject, however, to certain holding period, taxable income and other limitations.

     If at any time

     (1) we make a distribution of cash or property to our stockholders or purchase Class A common stock and such distribution or purchase would be taxable to such stockholders as a dividend for United States federal income tax purposes (e.g., distributions of evidences of our indebtedness or assets, but generally not stock dividends or rights to subscribe for Class A common stock) and, pursuant to the antidilution provisions of the indenture, the conversion rate of the notes is increased; or

     (2) the conversion rate of the notes is increased at our discretion, such increase in conversion rate may be deemed to be the payment of a taxable dividend to United States holders of notes (pursuant to Section 305 of the Internal Revenue

         Code of 1986) to the extent of our current or accumulated earnings and profits. Such holders of notes could therefore have taxable income as a result of an event pursuant to which they received no cash or property.

SALE OF CLASS A COMMON STOCK

     Subject to the market discount rules discussed above under "-- Market Discount," upon the sale or exchange of Class A common stock, a United States holder generally will recognize capital gain or loss equal to the difference between:

     (1) the amount of cash and the fair market value of any property received upon the sale or exchange; and

     (2) such holder's adjusted tax basis in the Class A common stock.

Such capital gain or loss will be long-term if the United States holder's holding period in the Class A common stock is more than one year at the time of the sale or exchange. A United States holder's basis and holding period in Class A common stock received upon conversion of a note are determined as discussed above under "-- Conversion of the Notes."

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     In general, certain information is required to be reported by a payor to the IRS with respect to payments of principal, premium, if any, and interest on a note (including the payment of liquidated damages under the registration rights agreement), payments of dividends on Class A common stock, payments of the proceeds of the sale of a note and payments of the proceeds of the sale of Class A common stock to certain noncorporate United States holders. The payor will be required to withhold backup withholding tax at the rate of 31% if:

     (a) the payee fails to furnish a taxpayer identification number to the payor or establish an exemption from backup withholding;

     (b) the IRS notifies the payor that the taxpayer identification number furnished by the payee is incorrect;

     (c) there has been a notified payee underreporting with respect to interest, dividends or original issue discount described in Section 3406(c) of the Internal Revenue Code; or

     (d) there has been a failure of the payee to certify under the penalty of perjury that the payee is not subject to backup withholding under the Internal Revenue Code.

Any amounts withheld under the backup withholding rules from a payment to a United States holder will be allowed as a credit against such holder's United States federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the IRS.

NON-UNITED STATES HOLDERS

PAYMENT OF INTEREST

     Generally, interest income of a non-United States holder that is not effectively connected with a United States trade or business is subject to a withholding tax at a 30% rate (or, if applicable, a lower treaty rate). However, interest paid on a note by us or any paying agent to a non-United States holder qualifies for the "portfolio interest exemption"

(provided we are not a "USRPHC" as defined below under "-- FIRPTA Treatment of Non-United States Holders") and, therefore, subject to the discussion of backup withholding below, is not subject to United States federal income tax or withholding tax, provided that such interest income is not effectively connected with a United States trade or business of the non-United States holder and provided that the non-United States holder:

     (1) does not actually or constructively own (pursuant to the conversion feature of the notes or otherwise) 10% or more of the combined voting power of all classes of our stock entitled to vote;

     (2) is not a controlled foreign corporation related to us actually or constructively through stock ownership;

     (3) is not a bank which acquired the notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business; and

     (4) either

        (a) provides a Form W-8 (or a suitable substitute form) signed under penalties of perjury that includes its name and address and certifies as to its non-United States status in compliance with applicable law and regulations, or

        (b) is a securities clearing organization, bank or other financial institution that holds customers' securities (including the note) in the ordinary course of its trade or business and provides a statement to us or our agent under penalties of perjury in which it certifies that such a Form W-8 (or a suitable substitute) has been received by it from the non-United States holder or qualifying intermediary and furnishes us or our agent with a copy thereof.

     Treasury Regulations that become effective January 1, 2001 provide alternative methods for satisfying the certification requirement described in clause (4) above. These Treasury Regulations also will require, in the case of notes held by a foreign partnership, that:

     (1) the certification described in clause (4) above be provided by the partners rather than by the foreign partnership (unless the foreign partnership agrees to become a "withholding foreign partnership"); and

     (2) the partnership provide certain information, including a United States taxpayer identification number.

A look-through rule will apply in the case of tiered partnerships.

     Except to the extent that an applicable treaty otherwise provides, a non-United States holder generally is taxed in the same manner as a United States holder with respect to interest if the interest income is effectively connected with a United States trade or business of the non-United States holder. Effectively connected interest received by a corporate non-United States holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate (or, if applicable, a lower treaty rate). Even though such effectively connected interest is subject to income tax, and may be subject to the branch profits tax, it is not subject to withholding tax if the holder delivers a properly executed Internal Revenue Service Form 4224 to the payor.

SALE, EXCHANGE OR REDEMPTION OF THE NOTES

     Subject to the discussion below under "FIRPTA Treatment of Non-United States Holders," a non-United States holder of a note is generally not subject to United States federal income tax or withholding tax on any gain realized on the sale, exchange or redemption of the note (including the receipt of cash in lieu of fractional shares upon conversion of a note into Class A common stock but not including any amount representing interest or accrued market discount) unless

     (1) the gain is effectively connected with a United States trade or business of the non-United States holder or

     (2) in the case of a non-United States holder who is an individual, such holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition and certain other requirements are met.

CONVERSION OF THE NOTES

     In general, no United States federal income tax or withholding tax will be imposed upon the conversion of a note into Class A common stock by a non-United States holder except with respect to the receipt of cash in lieu of fractional shares by non-United States holders upon conversion of a note where either of the conditions described above under "Non-United States Holders -- Sale, Exchange or Redemption of the Notes" is satisfied.

SALE OR EXCHANGE OF CLASS A COMMON STOCK

     Subject to the discussion below under "FIRPTA Treatment of Non-United States Holders," a non-United States holder generally will not be subject to United States federal income tax or withholding tax on the sale or exchange of Class A common stock unless either of the conditions described above under "Non-United States Holders -- Sale, Exchange or Redemption of the Notes" is satisfied.

FIRPTA TREATMENT OF NON-UNITED STATES HOLDERS

     Under the Foreign Investment in Real Property Tax Act of 1980, as amended ("FIRPTA"), foreign persons generally are subject to United States federal income tax on capital gain realized on the disposition of any interest (other than solely as a creditor) in a corporation that is a United States real property holding corporation (a "USRPHC"). For this purpose, a foreign person is defined as any holder who is a foreign corporation (other than certain foreign corporations that elect to be treated as domestic corporations), a non-resident alien individual, a non-resident fiduciary of a foreign estate or trust, or a foreign partnership. Under FIRPTA, a corporation is a USRPHC if the fair market value of the United States real property interests held by the corporation is 50 percent or more of the aggregate fair market value of certain assets of the corporation.

     We do not currently believe that we are a USRPHC. If we are not a USRPHC, a non-United States holder will not be subject to United States federal income tax imposed by FIRPTA on a sale or other disposition of the notes or shares of Class A common stock. If we are a USRPHC, a non-United States holder generally will not be subject to FIRPTA withholding on proceeds from a sale or other disposition of notes or Class A common stock by reason of our USRPHC status unless the holder's interest in the notes or Class A common stock exceeds the relevant threshold described below.

     Assuming the Class A common stock is regularly traded, a non-United States holder will not be subject to FIRPTA withholding on a sale or other disposition of Class A common stock unless such holder owns, actually or constructively, Class A common stock with a fair market value in excess of 5 percent of the fair market value of all the Class A common stock outstanding at any time during the shorter of the five-year period preceding such disposition or the holder's holding period. In the case of a sale or other disposition of notes, the relevant ownership threshold depends upon whether the notes are regularly traded. If the notes are not regularly traded, a non-United States holder will be subject to FIRPTA withholding only if on the date the holder acquired such notes they had a fair market value greater than 5% of the aggregate value of the outstanding Class A common stock. If the notes are publicly traded, a holder will be subject to FIRPTA withholding only if such holder owned more than 5% of the total fair market value of all the notes outstanding at any time during the shorter of the five-year period preceding such disposition or the holder's holding period for such notes.

     We believe that the Class A common stock will be treated as regularly traded.

DIVIDENDS

     Distributions by us with respect to the Class A common stock that are treated as dividends paid (or deemed paid), as described above under "United States Holders -- Dividends on the Common Stock" to a non-United States holder (excluding dividends that are effectively connected with the conduct of a trade or business in the United States by such holder and are taxable as described below) will be subject to United States federal withholding tax at a 30% rate (or lower rate provided under any applicable income tax treaty). Except to the extent that an applicable tax treaty otherwise provides, a non-United States holder will be taxed in the same manner as a United States holder on dividends paid (or deemed paid) that are effectively connected with the conduct of a trade or business in the United States by the non-United States holder. If such non-United States holder is a foreign corporation, it may also be subject to a United States branch profits tax on such effectively connected income at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Even though such effectively connected dividends are subject to income tax, and may be subject to the branch profits tax, they will not be subject to United States withholding tax if the holder delivers a properly executed Internal Revenue Service Form 4224 to the payor.

     Under current United States Treasury regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country (unless the payor has knowledge to the contrary) for purposes of the withholding discussed above and, under the current interpretation of the Treasury Regulations, for purposes of determining the applicability of a tax treaty rate. Under Treasury Regulations that become effective for distributions after 2000, however, a non-United States holder of Class A common stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements. In addition, under these Treasury Regulations, in the case of common stock held by a foreign partnership, the certification requirement would generally be applied to the partners of the partnership (unless the partnership agrees to become a "withholding foreign partnership") and the partnership would be required to provide certain information, including a United States taxpayer identification number. These Treasury Regulations also provide look-through rules for tiered partnerships.

DEATH OF A NON-UNITED STATES HOLDER

     A note held by an individual who is a non-United States holder at the time of his or her death will not be includable in the decedent's gross estate for United States estate tax purposes, provided that such holder or beneficial owner did not at the time of death directly or indirectly, actually or constructively, own 10% or more of the combined voting power of all classes of our stock entitled to vote, and provided that, at the time of death, payments with respect to such notes would not have been effectively connected with the conduct by such non-United States holder of a trade or business within the United States.

     Class A common stock actually or beneficially held (other than through a foreign corporation) by a non-United States holder at the time of his or her death (or previously transferred subject to certain retained rights or powers) will be subject to United States federal estate tax unless otherwise provided by an applicable estate tax treaty.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     United States information reporting requirements and backup withholding tax will not apply to payments on a note to a non-United States holder if the statement described in "Non-United States Holders -- Payment of Interest" is duly provided by such holder, provided that the payor does not have actual knowledge that the holder is a United States person.

     Information reporting requirements and backup withholding tax will not apply to any payment of the proceeds of the sale of a note or any payment of the proceeds of the sale of Class A common stock effected outside the United States by a foreign office of a "broker" (as defined in applicable Treasury Regulations), unless such broker is:

     (1) a United States person;

     (2) a foreign person that derives 50% of more of its gross income for certain periods from activities that are effectively connected with the conduct of a trade or business in the United States;

     (3) a controlled foreign corporation for United States federal income tax purposes; or

     (4) (after December 31, 2000) a foreign partnership more than 50% of the capital or profits of which is owned by one or more United States persons or which engages in a United States trade or business.

Payment of the proceeds of any such sale effected outside the United States by a foreign office of any broker that is described in (1), (2), (3) or (4) of the preceding sentence will not be subject to backup withholding tax, but will be subject to information reporting requirements unless such broker has documentary evidence in its records that the beneficial owner is a non-United States holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Payment of the proceeds of any such sale to or through the United States office of a broker is subject to information reporting and backup withholding requirements, unless the beneficial owner of the note provides the statement described in "Non-United States Holders -- Payment of Interest" or otherwise establishes an exemption.

     If paid to an address outside the United States, dividends on Class A common stock held by a non-United States holder will generally not be subject to the information reporting and backup withholding requirements described in this section, provided that the payor does not have actual knowledge that the holder is a United States person. However, under the Treasury Regulations effective with respect to payments made after December 31, 2000, dividend payments will be subject to information reporting and backup withholding unless applicable certification requirements are satisfied. See the discussion above with respect to rules applicable to foreign partnerships under the Treasury Regulations that become effective on January 1, 2001.

                            SELLING SECURITYHOLDERS

     The table below shows the name of each selling securityholder and


     - the amount of notes each selling securityholder owns as of October 8, 1999;


     - the maximum amount of notes that each selling securityholder may offer for his account under this prospectus;


     - the amount of common stock owned by each selling securityholder as of October 8, 1999; and


     - the maximum amount of common stock that may be offered for the account of each selling securityholder under this prospectus.

     The respective selling securityholders have furnished all of the information regarding beneficial ownership to us. Beneficial ownership of the notes and common stock listed in the table has been determined in accordance with the applicable rules and regulations promulgated under the Exchange Act of 1934.


                                   AGGREGATE               PRINCIPAL
                                   PRINCIPLE               AMOUNT OF                         NO. OF
                                     AMOUNT      % OF        NOTES           NO. OF      SHARES OFFERED
NAME OF SELLING SECURITY HOLDER     OF NOTES     CLASS   OFFERED HEREBY   SHARES(1)(2)    HEREBY(1)(2)
-------------------------------   ------------   -----   --------------   ------------   --------------
Aim Balanced Fund...............  $  6,000,000    3.53    $  6,000,000       186,857         186,857
Aim V.I. Balanced Fund..........        50,000     *            50,000         1,557           1,557
Bear Stearns & Co. Inc. ........     8,000,000    4.71       8,000,000       249,143         249,143
White River Securities..........     5,000,000    2.94       5,000,000       155,715         155,715
The Class IC Company, Ltd. .....       600,000     *           600,000        18,686          18,686
Allstate Insurance Company......     2,500,000    1.47       2,500,000        77,857          77,857
BBT Fund, L.P. .................     6,500,000    3.82       6,500,000       202,429         202,429
BNP Arbitrage SNC...............     6,400,000    3.76       6,400,000       199,315         199,315
Boulder Capital Inc. ...........     1,250,000     *         1,250,000        38,929          38,929
Onex Industrial Partners
  Limited.......................       650,000     *           650,000        20,243          20,243
Boulder II Limited..............     4,100,000    2.41       4,100,000       127,686         127,686
Pebble Capital Inc. ............     1,500,000     *         1,500,000        46,714          46,714
Calamos Market Neutral Fund --
  Calamos Investment Trust......        55,000     *            55,000         1,713           1,713
SPT.............................       300,000     *           300,000         9,343           9,343
Jackson County Employees'
  Retirement System.............       110,000     *           110,000         3,426           3,426
Calamos Convertible Portfolio --
  Calamos Advisors Trust........         7,000     *             7,000           218             218
Consulting Group Capital Market
  Funds.........................       100,000     *           100,000         3,114           3,114
Associated Electric & Gas
  Insurance Services Limited....       300,000     *           300,000         9,343           9,343
Boilermaker Blacksmith Pension
  Trust.........................       935,000     *           935,000        29,119          29,119

                                   AGGREGATE               PRINCIPAL
                                   PRINCIPLE               AMOUNT OF                         NO. OF
                                     AMOUNT      % OF        NOTES           NO. OF      SHARES OFFERED
NAME OF SELLING SECURITY HOLDER     OF NOTES     CLASS   OFFERED HEREBY   SHARES(1)(2)    HEREBY(1)(2)
-------------------------------   ------------   -----   --------------   ------------   --------------
Calamos Convertible Fund --
  Calamos Investment Trust......       600,000     *           600,000        18,686          18,686
Calamos Growth and Income
  Fund -- Calamos Investment
  Trust.........................       100,000     *           100,000         3,114           3,114
California Public Employees
  Retirement System.............     3,000,000    1.76       3,000,000        93,429          93,429
General Motors Welfare Benefit
  Trust(L T Veba)...............     1,000,000     *         1,000,000        31,143          31,143
Monumental Life Insurance
  Company.......................     3,000,000    1.76       3,000,000        93,429          93,429
Conseco Direct Life -- Palladian
  Managers......................       400,000     *           400,000        12,457          12,457
Morgan Stanley Dean Witter
  Convertible Securities
  Trust.........................     2,500,000    1.47       2,500,000        77,857          77,857
Convexity Partners, L.P. .......     1,100,000     *         1,100,000        34,257          34,257
Deutsche Bank Securities........     6,000,000    3.53       6,000,000       186,857         186,857
Heritage Income Growth Trust....       900,000     *           900,000        28,029          28,029
Jackson National Life/Eagle Core
  Equity Series.................       100,000     *           100,000         3,114           3,114
Fidelity Financial Trust:
  Fidelity Convertible
  Securities Fund...............     3,400,000    2.00       3,400,000       105,886         105,886
Forest Global Convertible Fund
  Series A5.....................     1,140,000     *         1,140,000        35,503          35,503
Sylvan IMA Ltd. ................       200,000     *           200,000         6,229           6,229
Forest Alternative Strategies
  Fund II LP Series A5M.........        20,000     *            20,000           623             623
Forest Alternative Strategies
  Fund II LP Series A5I.........        80,000     *            80,000         2,491           2,491
Forest Fulerum Fund L.P. .......       500,000     *           500,000        15,571          15,571
FIST Franklin Convertible
  Securities Fund...............     3,000,000    1.76       3,000,000        93,429          93,429
Grace Brothers Ltd. ............     1,000,000     *         1,000,000        31,143          31,143
Highbridge Capital..............    11,000,000    6.47      11,000,000       342,572         342,572
Arbitex Master Fund Limited.....     5,000,000    2.94       5,000,000       155,715         155,715
JMG Convertible
  Investments, L.P. ............     1,000,000     *         1,000,000        31,143          31,143
Triton Capital Investments,
  Ltd. .........................     1,000,000     *         1,000,000        31,143          31,143
Lincoln National Convertible
  Securities Fund...............     1,000,000     *         1,000,000        31,143          31,143
LLT Limited.....................        60,000     *            60,000         1,869           1,869

                                   AGGREGATE               PRINCIPAL
                                   PRINCIPLE               AMOUNT OF                         NO. OF
                                     AMOUNT      % OF        NOTES           NO. OF      SHARES OFFERED
NAME OF SELLING SECURITY HOLDER     OF NOTES     CLASS   OFFERED HEREBY   SHARES(1)(2)    HEREBY(1)(2)
-------------------------------   ------------   -----   --------------   ------------   --------------
Northwestern Mutual.............     8,000,000+   4.71       8,000,000       249,143         249,143
OCM Convertible Trust...........     1,515,000     *         1,515,000        47,181          47,181
OCM Convertible Limited
  Partnership...................        90,000     *            90,000         2,803           2,803
Delta Airlines Master Trust.....     1,110,000     *         1,110,000        34,569          34,569
State Employees' Retirement Fund
  of the State of Delaware......     1,280,000     *         1,280,000        39,863          39,863
State of Connecticut Combined
  Investment Funds..............     3,255,000    1.91       3,255,000       101,370         101,370
Partner Reinsurance
  Company Ltd. .................       505,000     *           505,000        15,727          15,727
Chrysler Corporation Master
  Retirement Trust..............     2,775,000    1.63       2,775,000        86,422          86,422
Motion Picture Industry Health
  Plan -- Active Member Fund....       330,000     *           330,000        10,277          10,277
Motion Picture Industry Health
  Plan -- Retiree Member Fund...       165,000     *           165,000         5,139           5,139
Vanguard Convertible Securities
  Fund, Inc. ...................     2,040,000    1.20       2,040,000        63,532          63,532
National Bank of Canada.........       700,000     *           700,000        21,800          21,800
Palladin Securities LLC.........       600,000     *           600,000        18,686          18,686
PGEP III LLC....................       300,000     *           300,000         9,343           9,343
Conseco Direct Life.............       400,000     *           400,000        12,457          12,457
Quattro Offshore Fund Ltd. .....       750,000     *           750,000        23,357          23,357
Sage Capital....................       250,000     *           250,000         7,786           7,786
American Investors Life
  Insurance Company, Inc........     2,000,000    1.18       2,000,000        62,286          62,286
Amerus Life.....................       600,000     *           600,000        18,686          18,686
Financial Benefit...............       150,000     *           150,000         4,671           4,671
Brahma..........................       200,000     *           200,000         6,229           6,229
Cap Arbitrage...................     2,250,000    1.32       2,250,000        70,072          70,072
Diversified Arbitrage...........     1,500,000     *         1,500,000        46,714          46,714
General Motors Arb..............     2,250,000    1.32       2,250,000        70,071          70,071
General Motors Investment
  Management Corp. .............     7,000,000    4.12       7,000,000       218,000         218,000
JNL Balanced Fund...............        20,000     *            20,000           623             623
Motors Insurance Co. ...........     1,250,000     *         1,250,000        38,929          38,929
Regence Blue Cross/Blue Shield
  of Oregon.....................       202,000     *           202,000         6,291           6,291

                                   AGGREGATE               PRINCIPAL
                                   PRINCIPLE               AMOUNT OF                         NO. OF
                                     AMOUNT      % OF        NOTES           NO. OF      SHARES OFFERED
NAME OF SELLING SECURITY HOLDER     OF NOTES     CLASS   OFFERED HEREBY   SHARES(1)(2)    HEREBY(1)(2)
-------------------------------   ------------   -----   --------------   ------------   --------------
Regence Blue Cross/Blue Shield
  of Utah.......................        62,000     *            62,000         1,931           1,931
Regence Blue Cross/Blue Shield
  of Washington.................       336,000     *           336,000        10,464          10,464
NW Balanced Fund................       175,000     *           175,000         5,450           5,450
Premium Total Return Fund.......     2,500,000    1.47       2,500,000        77,857          77,857
SB Total Return Fund............       500,000     *           500,000        15,571          15,571
SB Variable Total Return Fund...        20,000     *            20,000           623             623
San Diego County Employees
  Retirement Association........       750,000     *           750,000        23,357          23,357
SoundShore Holdings Ltd. .......     1,000,000     *         1,000,000        31,143          31,143
SoundShore Opportunity Holding
  Fund Ltd. ....................       500,000     *           500,000        15,571          15,571
The TCW Group, Inc. ............    13,760,000    8.09      13,760,000       428,526         428,526
McMahan Securities
  Company, L.P. ................       996,000     *           996,000        31,018          31,018
MFS Series Trust I: MFS
  Convertible Securities Fund...        10,000     *            10,000           311             311
MFS Series Trust V: MFS Total
  Return Fund...................     2,800,000    1.65       2,800,000        87,200          87,200
Goldman Sachs and Company.......       480,000     *           480,000        14,949          14,949
Warburg Dillon Read LLC.........     9,992,000    5.88       9,992,000       311,180         311,180
          TOTAL.................  $166,825,000   98.13    $166,825,000     5,195,417       5,195,417


---------------
 + Includes $500,000 in principal amount held in The Northerwestern Mutual Life Insurance Company Group Annuity Separate Account.
 *  Less than 1%
(1) All share amounts shown represent less than 1% of the outstanding Class A common stock.
(2) Reflects the shares of common stock into which the notes held by such selling securityholder are convertible at the initial conversion rate. The conversion price and the number of shares of common stock issuable upon conversion of the notes may be adjusted under certain circumstances. Assumes conversion of the full amount of the notes held by the selling securityholder at the initial conversion rate into Class A common stock and the offering of all of these shares.

     No estimate can be given as to the amount of the notes and common stock that will be held by the selling securityholders at the end of sales of these notes because the selling securityholders may offer all or portions of the notes or shares of common stock acquired through conversion of these notes. Additionally, the selling securityholders named above may have sold, transferred or otherwise disposed of all or a portion of their notes and common stock since the date on which they provided the information regarding their notes and common stock in transactions exempt from the registration requirements of the Securities Act of 1933. These sales would affect the data in the table above.

     This prospectus only allows the selling securityholders named above who beneficially own the notes and common stock next to each securityholder's name on the effective date of the registration statement to sell those notes and shares of common stock. We may from time to time include additional selling securityholders in supplements to this prospectus.

     We have agreed to pay the cost of the registration of the securities and the preparation of this prospectus and the registration statement under which it is filed. The selling securityholders are responsible for any underwriting discounts and commissions relating to the securities to be sold by them.

                              PLAN OF DISTRIBUTION

     The selling securityholders received the notes in connection with an underwritten private placement. The selling securityholders may sell the notes and underlying common stock from time to time. The selling securityholders may sell all or a portion of the securities in one or more transactions:

     (1) on the exchange on which the securities are traded, if any;

     (2) in the over-the-counter market;

     (3) in separately negotiated transactions; or

     (4) in a combination of such transactions.

Each sale may be made at market prices prevailing at the time of the sale or at negotiated prices. Some or all of the securities may be sold through brokers acting on behalf of the selling securityholders or to dealers or underwriters for resale by them. In connection with such sales such brokers, dealers and underwriters may receive compensation in the form of discounts or commissions from the selling securityholders and may receive commissions from the purchasers of securities for whom they act as broker or agent (which discounts and commissions are not anticipated to exceed those customary in the types of transactions involved). Any broker or dealer participating in any such sale may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933 and will be required to deliver a copy of this prospectus to any person who purchases any of the securities from or through such broker or dealer.

     In connection with any sales through a broker, such broker may act as agent for the selling securityholder or may purchase from the selling securityholder all or a portion of such securities as principal. Securities sold by a broker may be made in one or more of the following transactions:

     (1) block transactions (which may involve crosses) in which a broker may sell all or a portion of such shares as agent but may position and resell all or a portion of the block as principal to facilitate the transaction;

     (2) purchases by any broker as principal and resale by such broker for its own account;

     (3) an exchange distribution or a secondary distribution in accordance with applicable NYSE rules;

     (4) ordinary brokerage transactions and transactions in which any broker solicits purchasers;

     (5) sales "at the market" to or through the market maker or into an existing trading market, on an exchange or otherwise, for such securities; and

     (6) sales in other ways not involving market makers or established trading markets, including direct sales to institutions or individual purchasers.

     We are permitted to suspend the use of this prospectus in connection with the sales of notes and the underlying common stock by holders upon the happening of certain events or if there exists any fact that makes any statement of material fact made in this prospectus untrue or that requires the making of additions to or changes in the prospectus in order to make the statements herein not misleading until such time as we advise the selling securityholders that use of the prospectus may be resumed. We have agreed to pay the cost of the registration of the securities and the preparation of this prospectus and the Registration Statement under which it is filed. The expenses so payable by us are estimated to be approximately $125,000.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  $166,825,000

                                      LOGO

                       3% CONVERTIBLE SENIOR SUBORDINATED
                                 NOTES DUE 2006

                              -------------------
                                   PROSPECTUS
                                ----------------

                                            , 1999

     UNTIL           , 1999, ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE
SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the expenses of the Registrant in connection with the registration of the securities being registered, other than underwriting discounts and commissions. All such amounts are estimates, other than the fees payable to the Commission.

Securities and Exchange Commission registration fee.........  $ 47,260
Legal fees and expenses.....................................    40,000
Accounting fees and expenses................................    10,000
Printing....................................................    10,000
Trustee's Fees and Expenses.................................     8,500
Miscellaneous...............................................     9,240
                                                              --------
          Total.............................................  $125,000*
                                                              ========

---------------
* All expenses, except the Securities and Exchange Commission registration fee, are estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 102(b)(7) of the General Corporation Law of the State of Delaware permits a Delaware corporation to limit the personal liability of its directors in accordance with the provisions set forth therein. The Restated Certificate of Incorporation of the Registrant provides that the personal liability of its directors shall be limited to the fullest extent permitted by applicable law.

     Section 145 of the General Corporation Law of the State of Delaware contains provisions permitting corporations organized thereunder to indemnify directors, officers, employees or agents against expenses, judgments and fines reasonably incurred and against certain other liabilities in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person was or is a director, officer, employee or agent of the corporation. The Restated Certificate of Incorporation of the Registrant provides for indemnification of its directors and officers to the fullest extent permitted by applicable law.

ITEM 16.  EXHIBITS

     The following exhibits are filed pursuant to Item 601 of Regulation S-K:

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
  2.1     Sale and purchase agreement between Schwarz Pharma AG,
          Alpharma GmbH & Co. KG and Alpharma Inc. dated June 18, 1999 was filed as Exhibit 2.1 of the Company's Form 8-K dated as of July 2, 1999, and is incorporated by reference.
  2.2     Agreement for the sale and purchase of the issued share
          capital of Cox Investments Limited dated April 30, 1998
          between Hoechst AG Alpharma (U.K.) Limited, and Alpharma
          Inc. was filed as Exhibit 2.1 of the Company's Form 8-K,
          dated as of May 7, 1998 and is incorporated by reference.

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
  4.1     Reference is made to Article Fourth of the Amended and
          Restated Certificate of Incorporation of the Company which is filed as Exhibit 3.1 to the Company's 1998 Annual Report on Form 10-K and incorporated by reference.
  4.2     Indenture dated as of June 2, 1999, by and between the
          Registrant and First Union National Bank, as trustee, with respect to the 3% Convertible Senior Subordinated Notes due
          2006, was filed as Exhibit 4.1 to the Company's Form 8-K
          dated as of June 16, 1999 and is incorporated by reference.
  4.3     Registration Rights Agreement dated as of June 2, 1999, by and among the Registrant and the initial purchases named
          therein, was filed as Exhibit 4.2 to the Company's Form 8-K dated as of June 17, 1999 and is incorporated by reference.
  5.1     Opinion of Kirkland & Ellis regarding legality of securities being registered.
 12.1     Statement re: computation of ratio of earnings to fixed
          charges.
 23.1     Consent of PricewaterhouseCoopers, LLP
 23.2     Consent of Kirkland & Ellis (included in Exhibit 5.1).
 23.3     Consent of Deloitte & Touche GmbH
          Wirtschaftsprufungsgesellschaft.
 24.1     Powers of Attorney (included signature pages of Registration
          Statement).


ITEM 17.  UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i) To include any prospectus required by Section 10(a)(3) of the
                  Securities Act of 1933;

              (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe it meets all the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Lee, New Jersey, as of October 8, 1999.


                                          ALPHARMA INC.

                                          By:     /s/ ROBERT F. WROBEL
                                            ------------------------------------
                                                      Robert F. Wrobel
                                                     Vice President and
                                                    Chief Legal Officer


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND AS OF THE DATES INDICATED.



                     SIGNATURE                                   TITLE                     DATE
                     ---------                                   -----                     ----

                *EINAR W. SISSENER                   Chairman and Director             October 8, 1999
---------------------------------------------------    (Principal Executive
                 Einar W. Sissener                     Officer)

                  *GERT W. MUNTHE                    President, Chief Executive        October 8, 1999
---------------------------------------------------    Officer and Director
                  Gert W. Munthe

                 *JEFFREY E. SMITH                   Vice President, Finance and       October 8, 1999
---------------------------------------------------    Chief Financial Officer
                 Jeffrey E. Smith                      (Principal Financial Officer
                                                       and Principal Accounting
                                                       Officer)

                                                     Director                                   , 1999
---------------------------------------------------
                   I. Roy Cohen

                                                     Director                                   , 1999
---------------------------------------------------
                   Thomas Gibian

                   *GLEN E. HESS                     Director                          October 8, 1999
---------------------------------------------------
                   Glen E. Hess

                 *ERIK G. TANDBERG                              Director               October 8, 1999
---------------------------------------------------
                 Erik G. Tandberg

                     SIGNATURE                                   TITLE                     DATE
                     ---------                                   -----                     ----
                                                                Director                        , 1999
---------------------------------------------------
                 Peter G. Tombros

                                                                Director                        , 1999
---------------------------------------------------
                  Erik Hornnaess

                 *Oyvin A. Broymer                              Director               October 8, 1999
---------------------------------------------------
                 Oyvin A. Broymer



* Signed by attorney-in-fact.

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
  2.1     Sale and purchase agreement between Schwarz Pharma AG,
          Alpharma GmbH & Co. KG and Alpharma Inc. dated June 18, 1999 was filed as Exhibit 2.1 of the Company's Form 8-K dated as of July 2, 1999, and is incorporated by reference.
  2.2     Agreement for the sale and purchase of the issued share
          capital of Cox Investments Limited dated April 30, 1998
          between Hoechst AG Alpharma (U.K.) Limited, and Alpharma
          Inc. was filed as Exhibit 2.1 of the Company's Form 8-K,
          dated as of May 7, 1998 and is incorporated by reference.
  4.1     Reference is made to Article Fourth of the Amended and
          Restated Certificate of Incorporation of the Company which is filed as Exhibit 3.1 to the Company's 1998 Annual Report on Form 10-K and incorporated by reference.
  4.2     Indenture dated as of June 2, 1999, by and between the
          Registrant and First Union National Bank, as trustee, with respect to the 3% Convertible Senior Subordinated Notes due
          2006, was filed as Exhibit 4.1 to the Company's Form 8-K
          dated as of June 16, 1999 and is incorporated by reference.
  4.3     Registration Rights Agreement dated as of June 2, 1999, by and among the Registrant and the initial purchases named
          therein, was filed as Exhibit 4.2 to the Company's Form 8-K dated as of June 17, 1999 and is incorporated by reference.
  5.1     Opinion of Kirkland & Ellis regarding legality of securities being registered.*
 12.1     Statement re: computation of ratio of earnings to fixed
          charges.*
 23.1     Consent of PricewaterhouseCoopers, LLP*
 23.2     Consent of Kirkland & Ellis (included in Exhibit 5.1).*
 23.3     Consent of Deloitte & Touche GmbH
          Wirtschaftsprufungsgesellschaft.**
 24.1     Powers of Attorney (included signature pages of Registration
          Statement).*



 * Previously filed.


** Filed herewith.